EXHIBIT (a)(1)(D)

ELECTION FORM
OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS
DATED JULY 5, 2011

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., CALIFORNIA TIME, ON
AUGUST 1, 2011, UNLESS THE OFFER IS EXTENDED

Name:

PLEASE READ CAREFULLY

Before making your election, please make sure you have received, read and understand the documents that make up this Offer, including (1) the Offer to Exchange; (2) Summary of Offer to Exchange Certain Outstanding Options for New Options; (3) the letter from Daniel P. Myers dated July 5, 2011; and (4) the Election Form, including the Terms of Election included that form.  The Offer is subject to the terms of these documents as they may be amended.  The Offer provides eligible employees and independent contractors who hold eligible stock options the opportunity to exchange these options for new options as set forth in Section 2 of the Offer to Exchange.  This Offer expires at 11:59 p.m., California time, on August 1, 2011, unless extended.

By electing to exchange my eligible option, I understand and agree to all of the following:

1.  I tender to Bridge Capital Holdings, for exchange, the eligible options specified below.  I understand that, upon acceptance by Bridge Capital Holdings, this Election Form will constitute a binding agreement between Bridge Capital Holdings and me.

2. I understand that the new options issued to me will be unvested at the time it is granted, and will vest in four equal increments 25% each on each for the first four anniversaries of the new grant date. Thus, no portion of each new option granted will be vested on the new option grant date. Vesting on any date is subject to my continued service to Bridge Capital Holdings or its subsidiaries through each relevant vesting date.

3. I understand that each new option will have an exercise price per share equal to the closing price of our common stock as reported on the NASDAQ Global Market on the new option grant date.

4. I understand that the new options will be granted under Bridge Capital Holdings 2006 Equity Incentive Plan.

5. I understand that the new options will have substantially the same terms and conditions as the eligible options cancelled in this offer, except for the exercise price and the vesting schedule.

6. Bridge Capital Holdings has advised me to consult with my own advisors as to the consequences of participating or not participating in this offer, including my personal financial, legal and/or tax advisor with any questions regarding the tax consequences of participating in this offer in the context of my own situation.

7. To remain eligible to tender my eligible options for exchange and cancellation pursuant to the offer, I understand that I must remain an eligible optionee and must not have received nor have given a notice of termination prior to the date and time that the offer expires, which is scheduled to be 11:59 p.m., California time, on August 1, 2011, unless the offer is extended. I understand that if I die or cease providing services to Bridge Capital Holdings prior to the expiration date of the offer, Bridge Capital Holdings will not accept my eligible option for cancellation and I or my estate or beneficiaries, as the case may be, will retain my eligible options with their current terms and conditions.

8. I understand that if my employment with Bridge Capital Holdings ceases or if I cease providing services to Bridge Capital Holdings as an independent contractor before all of the shares represented by the new option vest, I will forfeit any unvested portion of my new option.

9. I understand that neither the ability to participate in the offer nor actual participation in the offer will be construed as a right to continued employment with Bridge Capital Holdings or any of its subsidiaries.

10. I understand that in accordance with Sections 7 and 16 of the Offer to Exchange, Bridge Capital Holdings may terminate, modify or amend the offer and postpone its acceptance and cancellation of any eligible option that I have tendered for exchange. In any such event, I understand that the eligible options tendered for exchange but not accepted will remain in effect with its current terms and conditions.

11. I understand that this election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my eligible option grant at any time until the offer expires as described in the Instructions to this Election Form. I understand that this decision to tender my eligible options will be irrevocable at 11:59 p.m., California time, on August 1, 2011, unless the offer is extended.

12. I sell, assign and transfer to Bridge Capital Holdings all right, title and interest in and to the eligible options that I am tendering as specified below, and I agree that I shall have no further right or entitlement to purchase any shares of Bridge Capital Holdings common stock under the tendered eligible options on the date Bridge Capital Holdings accepts such options for exchange and cancellation. I understand that my death or incapacity will not affect Bridge Capital Holdings authority to take the actions described in the offer with respect to the eligible options that I have tendered for exchange and that has been accepted for cancellation, and such authority will survive my death or incapacity. All of my obligations under this election form will be binding upon my heirs, personal representatives, successors and assigns.

13. I agree to all of the terms and conditions of the offer and have signed this Election Form below. I understand that if I do not indicate my election and provide all of the required information below, I will be deemed to have elected NOT to exchange my eligible options.

Instruction: Please complete and sign as appropriate below and return it to the Bridge Capital Holdings Human Resources  Department no later than 11:59 p.m. California time on August 1, 2011 by hand delivery or electronic mail at optionexchange@bridgebank.com.

TO INDICATE YOUR ELECTION, CHECK THE APPROPRIATE BOX AND, IF APPLICABLE, LIST THE OPTIONS THAT YOU WOULD LIKE TO EXCHANGE

☐  I elect to exchange ALL of my eligible options

☐  I elect to exchange ONLY the following options:

Number of shares
Option Number	Grant Date	Underlying Option

☐ I do NOT want to exchange ANY of my eligible options

Optionee’s Signature: ________________________________
Optionee’s Name:___________________________________
Date of Signature:___________________________________
Optionee’s Social Security Number of Tax I.D. Number:____________

IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE, A VALID, COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY BRIDGE CAPITAL HOLDINGS BY 11:59 P.M. CALIFORNIA TIME ON AUGUST 1, 2011(UNLESS WE EXTEND THE OFFER).